OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SL Green Realty Corporation REIT

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78440X101

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 78440X101

1.	Name of Reporting Person: INVESCO Asset Management Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 221,376

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,405,070

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,405,070

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.69%

12.	Type of Reporting Person: IA

2

13G
CUSIP No. 78440X101

1.	Name of Reporting Person: INVESCO North American Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only): 51-0264787

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 2,183,694

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 2,405,070

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,405,070

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.69%

12.	Type of Reporting Person: HC

3

Item 1(a).	Name of Issuer:

SL Green Realty Corporation REIT

(b).	Address of Issuer’s Principal Executive Offices:

420 Lexington Avenue New York, NY 10170

Item 2(a).	Name of Person Filing:

(i) INVESCO North American Holdings, Inc.

(ii) INVESCO Asset Management Limited

(b).	Address of Principal Business Office or, if none, residence of filing person:

(i) 4350 South Monaco Street, Denver, CO 80237

(ii) 30 Finsbury Square, London United Kingdom EC2A 1AG

(c).	Citizenship of filing person:

(i) State of Delaware, USA

(ii) United Kingdom

(d).	Title of Classes of Securities:

Common Stock

(e).	CUSIP Numbers: 78440X101

Item 3.

The reporting persons are:

(i) INVESCO North American Holdings, Inc. a parent holding company in accordance with Reg. 240.13d-1-(b)(1)-(ii)-(G)

(ii) INVESCO Asset Management Limited, an investment adviser in accordance with Reg. 240.13d-1-(b)(1)-(ii)-(E)

Item 4. Ownership.

INVESCO North American Holdings, Inc. (“INAH”) is a holding company many of whose direct and indirect wholly owned subsidiaries engage in investment advisory services for investment companies and other clients. INAH is reporting solely on behalf of the subsidiaries listed on Exhibit 1 (the “INAH Subsidiaries”) and not on behalf of other subsidiaries who may file separately on Schedule 13G. INVESCO Asset Management Limited (“IAML”) is an investment adviser that is affiliated with INAH. Both INAH and IAML are indirect wholly owned subsidiaries of AMVESCAP PLC.

The INAH Subsidiaries exercise voting power with respect to securities over which they have investment discretion jointly but exercise dispositive power with respect to such securities independently of each other. Additionally, the INAH subsidiaries, on the one hand, and IAML, on the other, exercise voting and dispositive power independently of each other. Notwithstanding the foregoing, pursuant to Securities Exchange Act Release No. 34-39538 (January 12, 1998), INAH and IAML believe that attribution of the securities over which the INAH Subsidiaries and IAML have investment discretion should be reported on an aggregated basis for purposes of this Schedule 13G.

(a)	Amount Beneficially Owned: 2,405,070

(b)	Percent of Class: 6.69%

(c)	Number of shares as to which such person has

	(i)	sole power to vote or to direct the vote: 0
	(ii)	shared power to vote or to direct the vote:
		a.	INAH 2,183,694
		b.	IAML 221,376
	(iii)	sole power to dispose or to direct the disposition of: 0
	(iv)	shared power to dispose or to direct the disposition of:
		a.	INAH 2,405,070
		b.	IAML 2,405,070

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Attached Exhibit 1

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of a Group.

Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: February 17, 2004

INVESCO NORTH AMERICAN HOLDINGS, INC.

February 17, 2004
(Date)

By: Jeffrey Kupor
(Signature)

Assistant Secretary
(Name/Title)

INVESCO ASSET MANAGEMENT, LIMITED

February 17, 2004
(Date)

By: Michael S. Perman
(Signature)

Group Company Secretary
(Name/Title)

Exhibit 1

     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

INVESCO Funds Group, Inc.	IA
INVESCO Institutional (N.A.), Inc.	IA
INVESCO Global Asset Management (N.A.), Inc.	IA

Exhibit 2

Agreement of Joint Filing

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statements are made on behalf of each of them.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 17, 2004.

INVESCO NORTH AMERICAN HOLDINGS, INC.

February 17, 2004

(Date)

By:  Jeffrey Kupor

(Signature)

Assistant Secretary

(Name/Title)

INVESCO ASSET MANAGEMENT, LIMITED

February 17, 2004

(Date)

By:  Michael S. Perman

(Signature)

Group Company Secretary

(Name/Title)